FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on April 16, 2008 that announces a one-year time charter agreement for one of its container ships.

EXHIBIT 1

Euroseas Ltd. Announces One Year Time Charter Agreement for one of its Container Ships

 April 16th , 2008, Maroussi, Athens, Greece - Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk carriers, container ships and multipurpose vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today that a subsidiary of the Company has entered into a one year time charter period agreement  for one of its containership vessels, the M/V “Manolis P”  with the third largest global liner operator.

The M/V "Manolis P," a 1,452 teu, 1995 built handysize container ship, will enter  a time charter agreement  for about 18 months at a gross daily rate of $15,800, representing a daily increase of $2,350 from its current charter. The new charter  will commence upon completion of its present charter on or about  May 15, 2008.

 Following this charter, approximately 80% of Euroseas total fleet days in 2008 and 30 % for 2009 are fixed under period charters, already concluded spot charters, or, otherwise protected from market fluctuations.

Aristides Pittas, Chairman and CEO of Euroseas, commented: “We are very pleased to announce that we have secured another one of our containerships at a  profitable time charter, thus increasing our container coverage for 2008 to over 90% and also providing coverage for 2009 with one of the most respectable names in the market.”

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI (*)	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008	Spot/Partly fixed
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-09	$52,000
IOANNA P.	Panamax	64,873		1984	TC ‘til Aug-08	$35,500
NIKOLAOS P.	Handysize	34,750		1984	Spot	$41,000
GREGOS	Handysize	38,691		1984	Spot	$44,750
Total Dry Bulk Vessels	5	277,316

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Jul-09	$16,500
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
DESPINA P	Handysize	33,667	1,932	1990	TC ‘til Feb-09	$15,250
JONATHAN P	Handysize	33,667	1,932	1990	TC‘til May-09	$16500
CLAN GLADIATOR	Handysize	30,007	1,742	1992	TC ‘til Apr-08	$19,000
YM XINGANG I	Handysize	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handysize	20,346	1,452	1995	TC ‘til Nov-09	$15,800
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-09	$13,175
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Feb-09	$15,800
Total Container Carriers	9	239,010	15,321
Fleet Grand Total	15	538,894	16,271

(*) "IRINI" is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the dry bulk area, and also participates in “short” funds (contracts to carry cargo at agreed rates), reducing its exposure to the spot market. “IRINI” has about 42% coverage for 2008. The remaining portion earns the market spot rate.

About Euroseas Ltd.
Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 3 Panamax drybulk carriers, 2 Handysize drybulk carriers, 2 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas' 5 drybulk carriers have a total cargo capacity of 277,316 dwt, its 9 container ships have a cargo capacity of 15,321 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward-Looking Statement
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact
Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.
11 Canterbury lane

Watchung, NJ 07069
Tel. (908) 301-9091
E-mail: aha@euroseas.gr

Investor Relations / Financial Media
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  April 16, 2008

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President